Exhibit 99.1

Ballard Signs ESAs for Fuel Cell Stacks to Support Backup Power Systems at German Radio Towers

VANCOUVER and HOBRO, Denmark, Jan. 14, 2020 /CNW/ - Ballard Power Systems (NASDAQ: BLDP; TSX: BLDP) today announced that it has signed Equipment Sales Agreements (ESAs) for the provision of an initial 500 FCgen®-1020ACS fuel cell stacks to adKor GmbH ("adKor"; www.adkor.de/en/) and SFC Energy AG ("SFC Energy"; www.sfc.com/en/), to be integrated into adKor's Jupiter backup power systems for deployment at radio tower sites in Germany through the end of 2021.

Contracts have been awarded to adKor for the supply of fuel cell backup power systems to support an initial tranche of 500 radio tower sites in Germany – with the potential for a total of up to 1,500 radio tower sites –  and adKor has sub-contracted a portion of the work to SFC Energy. As a result, adKor and SFC Energy have signed development partnership and licensing agreements, will share production activities for the supply of Jupiter systems and are developing product line extensions.

As production work is committed, adKor and SFC Energy each plan to place purchase orders with Ballard for 2.9 kilowatt FCgen®-1020ACS fuel cell stacks, with each Jupiter backup power system utilizing from 1-to-3 of these fuel cell stacks. German regulations require radio tower sites to have a minimum of 72 hours of backup power, to ensure radio communications for critical users in the event of a power blackout.

Oben Uluc, Ballard Sales Director for EMEA said, "We are very pleased to announce these agreements with adKor and SFC Energy for integration of our air-cooled fuel cell stacks into the Jupiter backup power system. The German government's decision to deploy fuel cell systems extensively for backup power at radio tower sites is a result of the technology's proven reliability and effectiveness in the field over the past number of years."

Hartmut Kordus, adKor Managing Director noted, "The fact that several federal states of Germany have opted for our hydrogen fuel cells to provide reliable emergency backup power to their critical infrastructures clearly proves the attractiveness of this environmentally friendly, innovative technology."

Peter Podesser, SFC Energy Chairman and CEO added, "Looking forward, there are plans to equip up to 1,500 radio tower sites all across Germany. This first nationwide programme demonstrates the increasing importance of hydrogen fuel cells as a valid and reliable alternative to conventional diesel generators to provide power to critical infrastructures. We see major potential for them as power and backup power sources also in many other industrial applications, for example rail and transport monitoring, data centers and transformer stations, and telecommunication equipment."

Fuel cell backup power systems offer a number of advantages over other emergency power solutions, including:

  High reliability and availability;
  Low operational cost;
  Zero-emissions, low noise and low vibration;
  Operation in extreme climates;
  Ease of use; and
  Compact footprint.

About Ballard Power Systems

Ballard Power Systems' (NASDAQ: BLDP; TSX: BLDP) vision is to deliver fuel cell power for a sustainable planet. Ballard zero-emission PEM fuel cells are enabling electrification of mobility, including buses, commercial trucks, trains, marine vessels, passenger cars, forklift trucks and UAVs. To learn more about Ballard, please visit www.ballard.com.

This release contains forward-looking statements concerning anticipated deliveries and deployments of our products. These forward-looking statements reflect Ballard's current expectations as contemplated under section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Any such forward-looking statements are based on Ballard's assumptions relating to its financial forecasts and expectations regarding its product development efforts, manufacturing capacity, and market demand.

These statements involve risks and uncertainties that may cause Ballard's actual results to be materially different, including general economic and regulatory changes, detrimental reliance on third parties, successfully achieving our business plans and achieving and sustaining profitability. For a detailed discussion of these and other risk factors that could affect Ballard's future performance, please refer to Ballard's most recent Annual Information Form. Readers should not place undue reliance on Ballard's forward-looking statements and Ballard assumes no obligation to update or release any revisions to these forward looking statements, other than as required under applicable legislation.

This press release does not constitute an offer to sell or the solicitation of an offer to buy securities.  The Ballard Common Shares have not been registered under the United States Securities Act of 1933, as amended, or the securities laws of any other jurisdiction and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements.

Jupiter backup power system using Ballard FCgen®-1020ACS fuel cell stacks (CNW Group/Ballard Power Systems Inc.)

SFC Energy AG & adKor GmbH (CNW Group/Ballard Power Systems Inc.)

SOURCE Ballard Power Systems Inc.

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%CIK: 0001453015

For further information: Guy McAree +1.604.412.7919, media@ballard.com or investors@ballard.com or investors@ballard.com

CO: Ballard Power Systems Inc.

CNW 00:15e 14-JAN-20